Exhibit 99.3

Eupraxia Pharmaceuticals Reports First Quarter 2025 Financial Results

Data from Phase 1b/2a RESOLVE suggests EP-104GI has significant potential to improve the standard of care for patients with Eosinophilic Esophagitis (EoE)

Cash runway to fund operations out to third quarter of 2026

Company to host webinar to discuss updated data from the RESOLVE trial on May 9th

Victoria, B.C. – May 6, 2025 – Eupraxia Pharmaceuticals Inc. (“Eupraxia” or the “Company”) (NASDAQ:EPRX) (TSX:EPRX), a clinical-stage biotechnology company leveraging its proprietary DiffuSphere™ technology designed to optimize drug delivery for applications with significant unmet need, today announced its financial results for the first quarter of 2025. All dollar values are in U.S. dollars unless stated otherwise.

“We recently achieved a significant clinical milestone with the release of positive nine-month data from our ongoing open-label, dose-escalation Phase 1b/2a RESOLVE trial, which continue to support EP-104GI as a potentially transformative therapy for eosinophilic esophagitis,” said Dr. James Helliwell, Chief Executive Officer of Eupraxia. “The sustained or improved treatment outcomes observed over a nine-month period after a single treatment with 48mg dose of EP-104GI is a promising finding in the treatment of EoE with an injectable delivery system. We believe these results provide further evidence of the precision and durability of our DiffuSphere™ technology and provide a strong foundation as we advance into higher-dose cohorts in the coming quarters.”

Company to host webinar with guest, Dr. Evan Dellon, to discuss data from RESOLVE trial on Friday, May 9th at 9:00am ET (Link to register).

Recent Operational and Financial Highlights

•	On February 18, 2025, the Company announced the return of seasoned capital markets executive Alex Rothwell to the role of Chief Financial Officer, succeeding the retiring Bruce Cousins.

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On February 25, 2025, the Company announced positive 12-week data from the sixth cohort of the ongoing RESOLVE trial in patients with EoE noting no adverse events and continued positive data on efficacy and safety outcomes as well as further evidence of improved patient responses with higher dosing levels.

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Subsequent to quarter end on May 5, 2025, the Company announced sustained positive treatment outcomes in the ongoing RESOLVE trial in patients with Eosinophilic Esophagitis (EoE) after nine months of receiving EP-104GI, with no serious adverse events reported.

First Quarter 2025 Financial Review

The Company incurred a net loss of $6.8 million for the three months ended March 31, 2025, versus a net loss of $6.2 million for the three months ended March 31, 2024. The increase in net loss was primarily due a decrease in research and development costs and other income, partially offset by an increase in general and administrative costs.

The Company had cash of $27.5 million as of March 31, 2025, down from $33.1 million at the end of the fourth quarter of 2024. These funds are being used to fund clinical trials in EP-104 and the remainder of the proceeds will be used for general and administrative expenses, working capital needs and other general corporate purposes.

The Company anticipates that existing cash reserves, and proceeds from in-the-money warrants, will be sufficient to fund the Company to the third quarter of 2026.

As of March 31, 2025, the Company had 35,849,353 common shares issued and 8,905,638 preferred shares outstanding.

Potential Impact of Tariffs

Management continues to monitor the North American trade situation stemming from the February 2025 announcement by the U.S. government of proposed 25% tariffs on selected imported Canadian goods, and the subsequent Canadian announcement of planned retaliatory tariffs on selected imported U.S. goods.

Eupraxia manufactures its clinical supplies of EP-104IAR and EP-104GI in the U.S. by a third-party. The Company expects to continue to access manufactured products from the U.S.

The Company maintains U.S. dollar balances to pay U.S. dollar expenses and to minimize the impact of short-term fluctuations in exchange rates.

Management continues to assess the potential direct and indirect impacts of tariffs, counter-tariffs and other trade protection measures on Eupraxia’s business and will take those steps it deems necessary to attempt to mitigate any impact as the situation evolves.

Financial Statements and Management Discussion & Analysis

Please see the unaudited interim consolidated financial statements and related MD&A for more details. The unaudited interim consolidated financial statements for the quarter ended March 31, 2025, and related MD&A have been reviewed and approved by Eupraxia’s Audit Committee and Board of Directors. For a more detailed explanation and analysis, please refer to the MD&A that has been filed under the Company’s profile on EDGAR at www.sec.gov/edgar, and on SEDAR+ at sedarplus.ca and is also available on the Company’s website at www.eupraxiapharma.com.

About Eupraxia Pharmaceuticals Inc.

Eupraxia is a clinical-stage biotechnology company focused on the development of locally delivered, extended-release products that have the potential to address therapeutic areas with high unmet medical need. DiffuSphere™, a proprietary, polymer-based micro-sphere technology, is designed to facilitate targeted drug delivery of both existing and novel drugs. The technology is designed to support extended duration of effect and delivery of drugs in a hyper-localized fashion, targeting only the tissues that physicians are wanting to treat. We believe the potential for fewer adverse events may be achieved through the precision targeting and the stable and flat delivery of the active ingredient when using the DiffuSphere™ technology, versus the peaks and troughs seen with more traditional drug delivery methods. The precision of Eupraxia’s DiffuSphere™ technology platform has the potential to augment and transform existing FDA-approved drugs to improve their safety, tolerability, efficacy and duration of effect. The potential uses in therapeutic areas may go beyond pain and inflammatory gastrointestinal disease, where Eupraxia currently is developing advanced treatments, to also be applicable in oncology, infectious disease and other critical disease areas.

Eupraxia’s EP-104GI is currently in a Phase 1b/2a trial, the RESOLVE trial, for the treatment of EoE. EP-104GI is administered as an injection into the esophageal wall, providing local delivery of drug. This is a unique treatment approach for EoE. Eupraxia also recently completed a Phase 2b clinical trial (SPRINGBOARD) of EP-104IAR for the treatment of pain due to knee osteoarthritis. The trial met its primary endpoint and three of the four secondary endpoints. In addition, Eupraxia is developing a pipeline of later and earlier-stage long-acting formulations. Potential pipeline indications include candidates for other inflammatory joint indications and oncology, each designed to improve on the activity and tolerability of currently approved drugs. For further details about Eupraxia, please visit the Company’s website at: www.eupraxiapharma.com.

Notice Regarding Forward-looking Statements and Information

This news release includes forward-looking statements and forward-looking information within the meaning of applicable securities laws. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “is expected”, “expects”, “suggests”, “scheduled”, “intends”, “contemplates”, “anticipates”, “believes”, “proposes”, “potential” or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements in this news release include statements regarding the Company’s product candidates, including their expected benefits to patients with respect to safety, tolerability, efficacy and duration; the results gathered from studies and trials of Eupraxia’s product candidates; the potential for the Company’s technology to impact the drug delivery process; potential market opportunity for the Company’s products; potential pipeline indications; expectations regarding the funding of the Company’s operations to the third quarter of 2026, and the use of cash reserves and proceeds from the exercise of warrants; and expectations regarding continued access to both API and manufactured products from the U.S., as well as ongoing monitoring and necessary actions to attempt to mitigate any impact of tariffs, counter-tariffs and other trade protection measures on the Company’s business. Such statements and information are based on the current expectations of Eupraxia’s management, and are based on assumptions, including but not limited to: future research and development plans for the Company proceeding substantially as currently envisioned; industry growth trends, including with respect to projected and actual industry sales; the Company’s ability to obtain positive results from the Company’s research and development activities, including clinical trials; and the Company’s ability to protect patents and proprietary rights. Although Eupraxia’s management believes that the assumptions underlying these statements and information are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this news release may not occur by certain dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Eupraxia, including, but not limited to: risks and uncertainties related to the Company’s limited operating history; the Company’s novel technology with uncertain market acceptance; if the Company breaches any of the agreements under which it licenses rights to its product candidates or technology from third parties, the Company could lose license rights that are important to its business; the Company’s current license agreement may not provide an adequate remedy for its breach by the licensor; the Company’s technology may not be successful for its intended use; the Company’s future technology will require regulatory approval, which is costly and the Company may not be able to obtain it; the Company may fail to obtain regulatory approvals or only obtain approvals for limited uses or indications; the Company’s clinical trials may fail to demonstrate adequately the safety and efficacy of its product candidates at any stage of clinical development; the Company may be required to suspend or discontinue clinical trials due to side effects or other safety risks; the Company completely relies on third parties to provide supplies and inputs required for its products and services; the potential impact of tariffs on the cost of the Company’s API and clinical supplies of EP-104IAR and EP-104GI; the Company relies on external contract research organizations to provide clinical and non-clinical research services; the Company may not be able to successfully execute its business strategy; the Company will require additional financing, which may not be available; any therapeutics the Company develops will be subject to extensive, lengthy and uncertain regulatory requirements, which could adversely affect the Company’s ability to obtain regulatory approval in a timely manner, or at all; the impact of health pandemics or epidemics on the Company’s operations; the Company’s restatement of its consolidated financial statements, which may lead to additional risks and uncertainties, including loss of investor confidence and negative impacts on the Company’s common share price; and other risks and uncertainties described in more detail in Eupraxia’s public filings on SEDAR+ (sedarplus.ca) and EDGAR (sec.gov). Although Eupraxia has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement or information can be guaranteed. Except as required by applicable securities laws, forward-looking statements and information speak only as of the date on which they are made and Eupraxia undertakes no obligation to publicly update or revise any forward-looking statement or information, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

Danielle Egan, Eupraxia Pharmaceuticals Inc.

778.401.3302

degan@eupraxiapharma.com

or

Kevin Gardner, on behalf of:

Eupraxia Pharmaceuticals Inc.

617.283.2856

kgardner@lifesciadvisors.com

SOURCE Eupraxia Pharmaceuticals Inc.